Exhibit 99.1

Cheetah Mobile Announces Fourth Quarter 2019 and Full Year 2019

Unaudited Consolidated Financial Results

BEIJING, March 24, 2020 /PRNewswire/ – Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2019.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “We are currently facing some difficulties in our legacy mobile internet business. However, these challenges are not causing any damage to our company at the systemic level. Over the past years, we have built an unyielding and relentless team while amassing a strong balance sheet. Importantly, the recent outbreak of COVID-19 has increased customer demand for our robotics products and solutions, while robotics business will not generate significant revenues in the near term. Going forward, we are confident in our ability to rejuvenate growth in our business by capturing those opportunities emerging in the field of artificial intelligence.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “Despite facing difficulties in growing our revenues, we continued to implement strict cost and expense controls while simultaneously restructuring some of our business units. In the fourth quarter of 2019, total non-GAAP costs and expenses decreased by 36% year over year while the operating profit of our utility products and related services business grew to RMB29 million from RMB24 million in the third quarter of 2019. Looking into 2020, we will continue to implement prudent cost-saving measures. In addition, we believe that our strong balance sheet will enable us to weather through these difficulties.”

Fourth Quarter 2019 Consolidated Financial Results

REVENUES

Total revenues were RMB612.0 million (US$87.9 million) in the fourth quarter of 2019, decreasing by 55.7% year over year. Excluding the impact resulting from the deconsolidation of LiveMe’s revenues, total revenues decreased by 46.9% year over year in the fourth quarter of 2019.

Revenues from utility products and related services decreased by 61.9% year over year to RMB298.6 million (US$42.9 million) in the fourth quarter of 2019. The year-over-over decrease was primarily due to (i) a decline in the Company’s mobile utility product business in overseas markets, (ii) a decline in the Company’s mobile utility product business in the domestic market, and (iii) a decline in PC-related revenues. In the fourth quarter of 2019, approximately 80.4% of the Company’s revenues from its utility products and related services business were generated from online advertising while the rest of its revenues were generated from other sources, such as providing premium services, anti-virus software sales and office software sales.

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Revenues from the Company’s mobile utility product business in overseas markets decreased by 68.6% year over year to RMB92.8 million in the fourth quarter of 2019, mainly due to the suspension of the Company’s advertising collaboration with Facebook since December 2018, and a decline in MAUs. Revenues from the Company’s mobile utility product business in the domestic market decreased by 69.9% year over year to RMB106.5 million in fourth quarter of 2019 as a result of headwinds in the domestic online advertising market. PC-related revenues decreased by 25.7% year over year to RMB99.4 million in the fourth quarter of 2019 as internet traffic in China continued to migrate from PC to mobile devices.

Revenues from the mobile games business decreased by 12.6% year over year to RMB285.1 million (US$40.9 million) in the fourth quarter of 2019. This decrease was mainly attributable to a lack of new hit games and the market saturation of our existing hyper-casual games. In the fourth quarter of 2019, approximately 77.3% of the revenues from the mobile games business were generated from advertising while the remaining revenues were generated from in-game purchases.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 56.2% year over year to RMB182.3 million (US$26.2 million) in the fourth quarter of 2019. The year-over-year decrease was primarily due to the deconsolidation of LiveMe and a significant reduction in the costs associated with the Company’s utility product business. Non-GAAP cost of revenues decreased by 56.2% to RMB182.2 million (US$26.2 million) in the fourth quarter of 2019.

Gross profit decreased by 55.5% year over year to RMB429.7 million (US$61.7 million) in the fourth quarter of 2019. Non-GAAP gross profit decreased by 55.5% year over year to RMB429.8 million (US$61.7 million) in the fourth quarter of 2019.

Gross margin was 70.2% in the fourth quarter of 2019, compared to 69.9% in the fourth quarter of 2018. Non-GAAP gross margin was 70.2% in the fourth quarter of 2019, compared to 69.9% in the fourth quarter of 2018.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses increased by 36.0% year over year to RMB1,210.2 million (US$173.8 million) in the fourth quarter of 2019. Total non-GAAP operating expenses decreased by 25.9% year over year to RMB633.3 million (US$91.0 million) in the fourth quarter of 2019.

•

Research and development (R&D) expenses decreased by 19.7% year over year to RMB153.5 million (US$22.1 million) in the fourth quarter of 2019. This decrease was primarily attributable to a reduction in the personnel for the Company’s utility products and related services business as well as the deconsolidation of LiveMe. Non-GAAP R&D expenses decreased by 21.8% year over year to RMB137.5 million (US$19.8 million) in the fourth quarter of 2019.

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•

Selling and marketing expenses decreased by 40.7% year over year to RMB344.0 million (US$49.4 million) in the fourth quarter of 2019. This decrease was mainly due to the reduction in promotional activities for the Company’s utility products and related services business as well as the deconsolidation of LiveMe. Non-GAAP selling and marketing expenses decreased by 40.6% year over year to RMB342.9 million (US$49.3 million) in the fourth quarter of 2019.

•

General and administrative expenses increased by 32.7% year over year to RMB174.9 million (US$25.1 million) in the fourth quarter of 2019. This year-over-year increase was primarily due to the one-time asset impairment charges. Non-GAAP general and administrative expenses increased by 40.3% year over year to RMB160.7 million (US$23.1 million) in the fourth quarter of 2019.

Operating loss was RMB780.4 million (US$112.1 million) in the fourth quarter of 2019, compared to an operating profit of RMB75.1 million in the same period last year. Non-GAAP operating loss was RMB203.5 million (US$29.2 million) in the fourth quarter of 2019, compared to an operating profit of RMB110.3 million in the same period last year.

The Company has reported its operating profit (loss) along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services was RMB28.6 million (US$4.1 million) in the fourth quarter of 2019, compared to RMB224.0 million in the fourth quarter of 2018, which was mainly due to the decrease in revenues.

•

Operating loss for the mobile entertainment business was RMB120.3 million (US$17.3 million) in the fourth quarter of 2019, compared to RMB64.8 million in the same period last year, which was mainly attributable to the increased amount of investment made into the Company’s mobile games business as it continued to launch new titles.

•

Operating loss for AI and other business was RMB111.8 million (US$16.1 million) in the quarter, compared to RMB48.9 million in the same period last year, mainly due to the Company’s increased investment into its AI-related business.

Share-based compensation expenses were RMB31.3 million (US$4.5 million) in the fourth quarter of 2019, compared to RMB35.3 million in the same period last year.

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GOODWILL IMPAIRMENT

For the year ended December 31, 2019, the Company performed qualitative and quantitative assessments for each of its reporting units. As a result, the Company booked a goodwill impairment charge of RMB545.7 million (US$78.4 million) in the fourth quarter of 2019.

NET INCOME/LOSS ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB821.2 million (US$118.0 million) in the fourth quarter of 2019, compared to a net income attributable to Cheetah Mobile shareholders of RMB733.3 million in the fourth quarter of 2018.

Non-GAAP net loss attributable to Cheetah Mobile shareholders was RMB244.2 million (US$35.1 million) in the fourth quarter of 2019, compared to a non-GAAP net income attributable to Cheetah Mobile shareholders of RMB768.6 million in the fourth quarter of 2018.

NET INCOME/LOSS PER ADS

Basic/diluted loss per ADS was RMB5.98 (US$0.86) in the fourth quarter of 2019, compared to diluted earnings per ADS of RMB5.09 of 2018. Non-GAAP basic/diluted loss per ADS was RMB1.78(US$0.26) in the fourth quarter of 2019, compared to diluted earnings per ADS of RMB5.34 of 2018.

BALANCE SHEET

As of December 31, 2019, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB2,354.8 million (US$338.2 million).

SHARES ISSUED AND OUTSTANDING

As of December 31, 2019, the Company had a total of 1,393,070,159 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Fiscal Year 2019 Results

REVENUES

Total revenues decreased by 28.0% to RMB3,587.7 million (US$515.3 million) in 2019.

Revenues from utility products and related services decreased by 49.6% year over year to RMB1,573.0 million (US$226.0 million) in 2019. The year-over-over decrease was primarily due to (i) a decline in the Company’s mobile utility product business in overseas markets, (ii) a decline in the Company’s mobile utility product business in the domestic market, and (iii) a decline in PC-related revenues. In 2019, approximately 85.4% of the Company’s revenues from its utility products and related services business were generated from advertising while the rest of its revenues were generated from other sources, such as providing premium services, anti-virus software sales and office software sales.

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Revenues from the Company’s mobile utility product business in overseas markets decreased by 60.4% year over year to RMB502.1 million in 2019, mainly due to the suspension of the Company’s advertising collaboration with Facebook since December 2018, and a decline in MAUs resulting from our flagship product life cycle reaching maturity. Revenues from the Company’s mobile utility product business in the domestic market decreased by 50.8% year over year to RMB664.2 million in 2019 as the result of headwinds in the domestic online advertising market. PC-related revenues decreased by 19.0% year over year to RMB406.7 million in 2019 as internet traffic in China continued to migrate from PC to mobile devices.

Revenues from the mobile entertainment business increased by 5.2% year over year to RMB1,872 million (US$268.8 million), mostly driven by the growth of the Company’s casual mobile game, Bricks n Balls.

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Revenues from the mobile game business increased by 26.8% year over year to RMB1,173.0 million (US$168.5 million). The increases were mainly due to the contribution from the casual mobile game, Bricks n Balls.

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Revenues from the content-driven products decreased by 18.2% year over year to RMB698.6 million (US$100.3 million), mainly due to the deconsolidation of LiveMe effective since September 30, 2019. In the first nine months of 2019, revenues generated from content-driven products increased by 11.9% year over year.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 19.4% year over year to RMB1,241.9 million (US$178.4 million) in 2019. The year-over-year decrease was primarily due to a significant reduction in costs associated with the Company’s utility product business and the deconsolidation of LiveMe. Non-GAAP cost of revenues decreased by 19.4% year over year to RMB1,241.4 million (US$178.3 million) in 2019.

Gross profit decreased by 31.8% year over year to RMB2,345.8 million (US$336.9 million) in 2019. Non-GAAP gross profit decreased by 31.8% year over year to RMB2,346.3 million (US$337.0 million) in 2019.

Gross Margin decreased to 65.4% in 2019 from 69.1% in 2018. Non-GAAP gross margin decreased to 65.4% in 2019 from 69.1% in 2018.

OPERATING INCOME/LOSS AND EXPENSES

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Total operating expenses increased by 16.2% year over year to RMB3,456.7 million (US$496.5 million) in 2019. Total non-GAAP operating expenses decreased by 3.6% year over year to RMB2,784.1 million (US$399.9 million).

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Research and development expenses increased by 17.7% year over year to RMB787.3 million (US$113.1 million) in 2019. The year-over-year increase was mainly due to the rise in R&D personnel for both the Company’s mobile games and AI-related businesses, partially offset by a reduction in the personnel for the Company’s utility products and related services business. Non-GAAP research and development expenses increased by 11.1% year over year to RMB727.6 million (US$104.5 million).

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Selling and marketing expenses decreased by 18.4% year over year to RMB1,558.3 million (US$223.8 million) in 2019. The year-over-year decrease was primarily due to the reduction in promotional activities for the Company’s utility products and related services business. Non-GAAP selling and marketing expenses decreased by 18.2% year over year to RMB1,554.5 million (US$223.3 million).

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General and administrative expenses increased by 36.4% year over year to RMB587.5 million (US$84.4 million) in 2019, which was mainly due to one-time asset impairment charges. Non-GAAP general and administrative expenses increased by 42.0% year over year to RMB524.1 million (US$75.3 million).

Operating loss was RMB1,110.9 million (US$159.6 million) in 2019, compared to an operating profit of RMB467.2 million in 2018. Non-GAAP operating loss was RMB437.8 million (US$62.9 million) in 2019, compared to a non-GAAP operating profit of RMB552.3 million in 2018.

The Company has reported its operating profit along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services was RMB297.1 million (US$42.7 million) in 2019, compared to RMB1,035.0 million in 2018, primarily due to a decrease in revenue from this reporting segment.

•

Operating loss for the mobile entertainment business was RMB375.3 million (US$53.9 million) in 2019, compared to RMB312.5 million in 2018, attributable to the Company’s increased investment into its mobile game operations.

Share-based compensation expenses increased by 49.7% year over year to RMB127.4 million (US$18.3 million) in 2019, as the Company granted a certain quantity of restricted shares to key employees.

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NET LOSS ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net loss attributable to Cheetah Mobile shareholders was RMB314.0 million (US$45.1 million) in 2019, as compared to net income attributable to Cheetah Mobile shareholders of RMB1,166.9 million in 2018.

Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB 359.1 million (US$51.6 million) in 2019, as compared to RMB1,252.0 million in 2018.

NET INCOME PER ADS

Basic/diluted loss per ADS was RMB2.51 (US$0.36) in 2019, as compared to diluted earnings per ADS of RMB7.84 in 2018. Non-GAAP basic/diluted loss per ADS was RMB2.41 (US$0.35) in 2019, as compared to non-GAAP diluted earnings per ADS of RMB8.43 in 2018.

Business Outlook

For the first quarter of 2020, the Company expects its total revenues to be between RMB490 million (US$70 million) and RMB540 million (US$78 million). This amount has reflected the fact that LiveMe’s revenues will no longer be included in the Company’s revenues. The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to change, particularly in light of the uncertainties related to how COVID-19 develops.

Recent Development

Updates on Google Collaboration

On February 21, 2020, the Company announced that it was informed by Google that the Company’s Google Play Store, Google AdMob and Google AdManager accounts were disabled on February 20, 2020.

Pending the restoration of Google collaboration, the Company expects its ability to attract new users and generate revenue from Google may be materially adversely affected from February 2020. In 2019, Cheetah Mobile generated 21.9% of its total revenues from Google, including revenues from the mobile advertising business and revenues from the purchase and consumption of virtual items by users via Google as a channel.

According to Google, the decision was made because some of the Company’s apps had not been compliant with Google policies, resulting in certain invalid traffic. Since February 20, 2020, the Company has been in continuous communication with Google to appeal the decision, clarify any misunderstanding, and adopt any requisite remedial measures to restore the disabled accounts. However, the Company was recently notified that Google was unable to reinstate its accounts after a thorough review of its appeal and additional information the Company provided. While the Company will continue to communicate with Google, and the Company cannot guarantee that its appeals will be successful.

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Conference Call Information

The Company will hold a conference call on Tuesday, March 24, 2020, at 8:00 a.m. Eastern Time (or 8:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

Mainland China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

The replay will be accessible March 31, 2020, by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10140026

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2, and Bricks n Balls. The Company provides its advertising customers, which include direct advertisers and mobile advertising networks through which advertisers place their advertisements, with direct access to highly targeted mobile users and global promotional channels. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•	Non-GAAP cost of revenues excludes share-based compensation expenses

•	Non-GAAP gross profit excludes share-based compensation expenses

•	Non-GAAP gross margin excludes share-based compensation expense

•	Total non-GAAP operating expenses exclude share-based compensation expenses and impairment of goodwill

•	Non-GAAP research and development expenses exclude share-based compensation expenses

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•	Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•	Non-GAAP general and administrative expenses exclude share-based compensation expenses

•	Non-GAAP operating profit/loss excludes share-based compensation expenses and impairment of goodwill

•	Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses and impairment of goodwill

•	Non-GAAP diluted income/loss per ADS excludes share-based compensation expenses and impairment of goodwill

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Xinran Rao

Tel: +1 (646) 417-5395

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Email: IR@cmcm.com

CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,783,843	983,004	141,200
Restricted cash	6,133	2,638	379
Short-term investments	930,610	1,369,118	196,661
Accounts receivable	655,261	469,276	67,407
Prepayments and other current assets	1,064,714	936,109	134,464
Due from related parties	126,990	233,255	33,505

Total current assets	5,567,551	3,993,400	573,616

Non-current assets:
Property and equipment, net	63,919	103,397	14,852
Right-of-use assets, net*	—	183,563	26,367
Intangible assets, net	48,421	44,476	6,389
Goodwill	617,837	—	—
Investment in equity investees	151,533	194,473	27,934
Other long term investments	1,697,510	2,322,251	333,570
Due from related parties	21,139	25,533	3,668
Deferred tax assets	88,896	31,951	4,589
Other non-current assets	35,830	112,700	16,188

Total non-current assets	2,725,085	3,018,344	433,557

Total assets	8,292,636	7,011,744	1,007,173

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	171,055	87,524	12,571
Accrued expenses and other current liabilities	1,514,642	1,446,225	207,737
Due to related parties	37,298	92,210	13,245
Income tax payable	112,770	60,657	8,713

Total current liabilities	1,835,765	1,686,616	242,266

Non-current liabilities:
Deferred tax liabilities	110,291	82,847	11,900
Other non-current liabilities*	64,185	247,734	35,586

Total non-current liabilities	174,476	330,581	47,486

Total liabilities	2,010,241	2,017,197	289,752

Mezzanine equity:
Redeemable noncontrolling interests	687,847	—	—

Shareholders’ equity:
Ordinary shares	230	225	32
Treasury stock	(221,932)	—	—
Additional paid-in capital	2,742,893	2,649,342	380,554
Retained earnings	2,705,970	1,944,938	279,373
Accumulated other comprehensive income	249,304	337,773	48,518

Total Cheetah Mobile shareholders’ equity	5,476,465	4,932,278	708,477
Noncontrolling interests	118,083	62,269	8,944

Total equity	5,594,548	4,994,547	717,421

Total liabilities, mezzanine equity and equity	8,292,636	7,011,744	1,007,173

* On January 1, 2019, the company adopted ASC 842, the new lease standard, using the modified retrospective basis and did not restate comparative periods.

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Three Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	USD
Revenues	1,381,173	919,919	612,003	87,909
Utility products and related services	783,021	352,932	298,640	42,897
Mobile entertainment	555,597	532,234	285,058	40,946
AI and others	42,555	34,753	28,305	4,066
Cost of revenues (a)	(416,399)	(365,748)	(182,271)	(26,182)

Gross profit	964,774	554,171	429,732	61,727

Operating income and expenses:
Research and development (a)	(191,135)	(225,492)	(153,530)	(22,053)
Selling and marketing (a)	(580,330)	(395,875)	(343,993)	(49,412)
General and administrative (a)	(131,849)	(189,085)	(174,899)	(25,123)
Impairment of goodwill	—	—	(545,665)	(78,380)
Other operating income (expenses)	13,591	(778)	7,910	1,136

Total operating income and expenses	(889,723)	(811,230)	(1,210,177)	(173,832)

Operating profit (loss)	75,051	(257,059)	(780,445)	(112,105)
Other income (expenses):
Interest income, net	27,519	27,556	18,849	2,707
Foreign exchange gain (loss), net	6,096	(1,336)	5,478	787
Gain (loss) from equity method investments, net	2,694	3,396	(322)	(46)
Other income (loss), net	690,440	732,852	(151,665)	(21,786)

Income (Loss) before taxes	801,800	505,409	(908,105)	(130,443)
Income tax (expenses) benefits	(57,008)	(56,819)	36,927	5,304

Net income (loss)	744,792	448,590	(871,178)	(125,139)
Less: net gain (loss) attributable to noncontrolling interests	11,457	(2,946)	(50,020)	(7,185)

Net income (loss) attributable to Cheetah Mobile shareholders	733,335	451,536	(821,158)	(117,954)

Earnings (Losses) per share
Basic	0.52	0.32	(0.60)	(0.09)
Diluted	0.51	0.32	(0.60)	(0.09)

Earnings (Losses) per ADS
Basic	5.19	3.22	(5.98)	(0.86)
Diluted	5.09	3.21	(5.98)	(0.86)

Weighted average number of shares outstanding
Basic	1,393,015,891	1,368,904,228	1,374,016,957	1,374,016,957
Diluted	1,420,765,216	1,376,116,022	1,374,016,957	1,374,016,957

Weighted average number of ADSs outstanding
Basic	139,301,589	136,890,423	137,401,696	137,401,696
Diluted	142,076,522	137,611,602	137,401,696	137,401,696

Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	(23,031)	127,208	(60,937)	(8,753)
Unrealized (loss) gain on available-for-sale securities, net	(1,203)	(698)	4,241	609

Other comprehensive (loss) income	(24,234)	126,510	(56,696)	(8,144)

Total comprehensive income (loss)	720,558	575,100	(927,874)	(133,283)
Less: Total comprehensive gain (loss) attributable to noncontrolling interests	12,574	(2,048)	(52,056)	(7,477)

Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	707,984	577,148	(875,818)	(125,806)

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Three Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	160	114	108	16
Research and development	15,169	13,686	15,995	2,298
Selling and marketing	2,665	(660)	1,058	152
General and administrative	17,266	22,379	14,155	2,033

Total	35,260	35,519	31,316	4,499

12  /  18

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data)

	For The Three Months Ended December 31, 2019
	GAAP Result	Share-based Compensation	Impairment of Goodwill	Non-GAAP Result	Non-GAAP Result
	RMB	RMB	RMB	RMB	USD
Revenues	612,003	—	—	612,003	87,909
Cost of revenues	(182,271)	108	—	(182,163)	(26,166)

Gross profit	429,732	108	—	429,840	61,743

Research and development	(153,530)	15,995	—	(137,535)	(19,755)
Selling and marketing	(343,993)	1,058	—	(342,935)	(49,260)
General and administrative	(174,899)	14,155	—	(160,744)	(23,090)
Impairment of goodwill	(545,665)	—	545,665	—	—
Other operating income	7,910	—	—	7,910	1,136

Total operating income and expenses	(1,210,177)	31,208	545,665	(633,304)	(90,969)

Operating loss	(780,445)	31,316	545,665	(203,464)	(29,226)
Net loss attributable to Cheetah Mobile shareholders	(821,158)	31,316	545,665	(244,177)	(35,074)

Diluted losses per ordinary share (RMB)	(0.60)	0.02	0.40	(0.18)
Diluted losses per ADS (RMB)	(5.98)	0.23	3.97	(1.78)
Diluted losses per ADS (USD)	(0.86)	0.03	0.57	(0.26)

	For The Three Months Ended September 30, 2019
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	919,919	—	919,919
Cost of revenues	(365,748)	114	(365,634)

Gross profit	554,171	114	554,285

Research and development	(225,492)	13,686	(211,806)
Selling and marketing	(395,875)	(660)	(396,535)
General and administrative	(189,085)	22,379	(166,706)
Other operating expenses	(778)	—	(778)

Total operating income and expenses	(811,230)	35,405	(775,825)

Operating loss	(257,059)	35,519	(221,540)
Net income attributable to Cheetah Mobile shareholders	451,536	35,519	487,055

Diluted earnings per ordinary share (RMB)	0.32	0.03	0.35
Diluted earnings per ADS (RMB)	3.21	0.26	3.47

	For The Three Months Ended December 31, 2018
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	1,381,173	—	1,381,173
Cost of revenues	(416,399)	160	(416,239)

Gross profit	964,774	160	964,934

Research and development	(191,135)	15,169	(175,966)
Selling and marketing	(580,330)	2,665	(577,665)
General and administrative	(131,849)	17,266	(114,583)
Other operating income	13,591	—	13,591

Total operating income and expenses	(889,723)	35,100	(854,623)

Operating profit	75,051	35,260	110,311
Net income attributable to Cheetah Mobile shareholders	733,335	35,260	768,595

Diluted earnings per ordinary share (RMB)	0.51	0.02	0.53
Diluted earnings per ADS (RMB)	5.09	0.25	5.34

13  /  18

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Three Months Ended December 31, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	298,640	285,058	28,305	—	612,003	87,909
Operating profit (loss)	28,596	(120,310)	(111,750)	(576,981)	(780,445)	(112,105)
Operating margin	9.6%	(42.2)%	(394.8)%	—	(127.5)%	(127.5)%

	For The Three Months Ended September 30, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	352,932	532,234	34,753	—	919,919
Operating profit (loss)	24,248	(142,423)	(103,365)	(35,519)	(257,059)
Operating margin	6.9%	(26.8)%	(297.4)%	—	(27.9)%

	For The Three Months Ended December 31, 2018
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	783,021	555,597	42,555	—	1,381,173
Operating profit (loss)	224,033	(64,780)	(48,942)	(35,260)	75,051
Operating margin	28.6%	(11.7)%	(115.0)%	—	5.4%

*	Unallocated expenses refer to SBC expenses and goodwill impairment that are not allocated to individual segments.

14  /  18

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	USD
Net income (loss) attributable to Cheetah Mobile shareholders	733,335	451,536	(821,158)	(117,954)
Add:
Income tax expenses (benefits)	57,008	56,819	(36,927)	(5,304)
Interest income, net	(27,519)	(27,556)	(18,849)	(2,707)
Depreciation and amortization	17,237	16,193	16,108	2,314
Net gain (loss) attributable to noncontrolling interests	11,457	(2,946)	(50,020)	(7,185)
Other (income) loss, net	(699,230)	(734,912)	146,509	21,045
Share-based compensation	35,260	35,519	31,316	4,499
Impairment of goodwill	—	—	545,665	78,380

Adjusted EBITDA	127,548	(205,347)	(187,356)	(26,912)

CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	USD
PC	171,837	123,789	123,842	17,789
Mobile	1,209,336	796,130	488,161	70,120

Total	1,381,173	919,919	612,003	87,909

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	December 31, 2018	September 30, 2019	December 31, 2019	December 31, 2019
	RMB	RMB	RMB	USD
Domestic	533,221	299,339	282,049	40,514
Overseas	847,952	620,580	329,954	47,395

Total	1,381,173	919,919	612,003	87,909

15  /  18

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Years Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Revenues	4,981,705	3,587,695	515,340
Utility products and related services	3,119,483	1,573,030	225,953
Mobile entertainment	1,778,867	1,871,543	268,830
AI and others	83,355	143,122	20,558
Cost of revenues (a)	(1,540,633)	(1,241,932)	(178,392)

Gross profit	3,441,072	2,345,763	336,948
Operating income and expenses:
Research and development (a)	(668,918)	(787,329)	(113,093)
Selling and marketing (a)	(1,910,044)	(1,558,315)	(223,838)
General and administrative (a)	(430,826)	(587,457)	(84,383)
Impairment of goodwill	—	(545,665)	(78,380)
Other operating income	35,938	22,091	3,173

Total operating income and expenses	(2,973,850)	(3,456,675)	(496,521)
Operating profit (loss)	467,222	(1,110,912)	(159,573)
Other income (expenses):
Interest income, net	87,716	110,010	15,802
Foreign exchange gain, net	13,821	49	7
(Loss) Gain from equity method investments, net	(384)	19,781	2,841
Other income, net	701,348	615,385	88,394

Income (Loss) before taxes	1,269,723	(365,687)	(52,529)
Income tax expenses	(117,000)	(7,904)	(1,135)

Net income (loss)	1,152,723	(373,591)	(53,664)

Less: net loss attributable to noncontrolling interests	(14,186)	(59,614)	(8,563)

Net income (loss) attributable to Cheetah Mobile shareholders	1,166,909	(313,977)	(45,101)

Earnings (Losses) per share
Basic	0.80	(0.25)	(0.04)
Diluted	0.78	(0.25)	(0.04)
Earnings (Losses) per ADS
Basic	8.05	(2.51)	(0.36)
Diluted	7.84	(2.51)	(0.36)
Weighted average number of shares outstanding
Basic	1,403,089,609	1,369,041,418	1,369,041,418
Diluted	1,440,414,849	1,369,041,418	1,369,041,418
Weighted average number of ADSs outstanding
Basic	140,308,961	136,904,142	136,904,142
Diluted	144,041,485	136,904,142	136,904,142
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	179,244	77,097	11,074
Unrealized gains on available-for-sale securities, net	—	10,913	1,568

Other comprehensive income	179,244	88,010	12,642

Total comprehensive income (loss)	1,331,967	(285,581)	(41,022)
Less: Total comprehensive loss attributable to noncontrolling interests	(40)	(60,072)	(8,629)

Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	1,332,007	(225,508)	(32,393)

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share (or ADS) data)

	For The Years Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
(a) Share-based compensation expenses
Cost of revenues	206	524	75
Research and development	14,224	59,771	8,586
Selling and marketing	8,967	3,818	548
General and administrative	61,721	63,327	9,096

Total	85,118	127,440	18,305

16  /  18

CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data )

	For The Year Ended December 31, 2019
	GAAP Result	Share-based Compensation	Impairment of Goodwill	Non-GAAP Result	Non-GAAP Result
	RMB	RMB	RMB	RMB	USD
Revenues	3,587,695	—	—	3,587,695	515,340
Cost of revenues	(1,241,932)	524	—	(1,241,408)	(178,317)

Gross profit	2,345,763	524	—	2,346,287	337,023
Research and development	(787,329)	59,771	—	(727,558)	(104,507)
Selling and marketing	(1,558,315)	3,818	—	(1,554,497)	(223,290)
General and administrative	(587,457)	63,327	—	(524,130)	(75,287)
Impairment of goodwill	(545,665)	—	545,665	—	—
Other operating income	22,091	—	—	22,091	3,173

Total operating income and expenses	(3,456,675)	126,916	545,665	(2,784,094)	(399,911)
Operating loss	(1,110,912)	127,440	545,665	(437,807)	(62,887)
Net (loss) gain attributable to Cheetah Mobile shareholders	(313,977)	127,440	545,665	359,128	51,586
Diluted (losses) earnings per ordinary share (RMB)	(0.25)	0.09	0.40	0.24
Diluted (losses) earnings per ADS (RMB)	(2.51)	0.93	3.99	2.41
Diluted (losses) earnings per ADS (USD)	(0.36)	0.13	0.57	0.35

	For The Year Ended December 31, 2018
	GAAP Result	Share-based Compensation	Non-GAAP Result
	RMB	RMB	RMB
Revenues	4,981,705	—	4,981,705
Cost of revenues	(1,540,633)	206	(1,540,427)

Gross profit	3,441,072	206	3,441,278
Research and development	(668,918)	14,224	(654,694)
Selling and marketing	(1,910,044)	8,967	(1,901,077)
General and administrative	(430,826)	61,721	(369,105)
Other operating income	35,938	—	35,938

Total operating income and expenses	(2,973,850)	84,912	(2,888,938)
Operating profit	467,222	85,118	552,340
Net income attributable to Cheetah Mobile shareholders	1,166,909	85,118	1,252,027
Diluted earnings per ordinary share (RMB)	0.78	0.06	0.84
Diluted earnings per ADS (RMB)	7.84	0.59	8.43

CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Year Ended December 31, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	1,573,030	1,871,543	143,122	—	3,587,695	515,340
Operating profit (loss)	297,099	(375,278)	(359,627)	(673,105)	(1,110,912)	(159,573)
Operating margin	18.9%	(20.1)%	(251.3)%		(31.0)%	(31.0)%

	For The Year Ended December 31, 2018
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	3,119,483	1,778,867	83,355	—	4,981,705
Operating profit (loss)	1,034,968	(312,515)	(170,113)	(85,118)	467,222
Operating margin	33.2%	(17.6)%	(204.1)%		9.4%

*	Unallocated expenses refer to SBC expenses and goodwill impairment that are not allocated to individual segments.

17  /  18

CHEETAH MOBILE INC.

Reconciliation from Net Income (Loss) Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Years Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Net income (loss) attributable to Cheetah Mobile shareholders	1,166,909	(313,977)	(45,101)
Add:
Income tax expense	117,000	7,904	1,135
Interest income, net	(87,716)	(110,010)	(15,802)
Depreciation and amortization	80,108	65,461	9,403
Net loss attributable to noncontrolling interests	(14,186)	(59,614)	(8,563)
Other income, net	(714,785)	(635,215)	(91,242)
Share-based compensation	85,118	127,440	18,305
Impairment of goodwill	—	545,665	78,380

Adjusted EBITDA	632,448	(372,346)	(53,485)

Cheetah Mobile Inc.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Years Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
PC	580,016	510,255	73,294
Mobile	4,401,689	3,077,440	442,046

Total	4,981,705	3,587,695	515,340

Cheetah Mobile Inc.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Years Ended
	December 31, 2018	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Domestic	1,971,113	1,388,107	199,389
Overseas	3,010,592	2,199,588	315,951

Total	4,981,705	3,587,695	515,340

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